DELCATH SYSTEMS, INC.

1633 Broadway, Suite 22C

New York, NY 10019

(212) 489-2100

VIA EDGAR

December 13, 2018

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

100 F Street N.E.

Washington, D.C. 20005

Attn:	Russell Mancuso, Esq.
Caleb French, Esq.

Re:	Delcath Systems, Inc.
Amendment No. 1 to Registration
Statement on Form S-3 Filed
November 29, 2018
File No. 333-227970

Dear Mr. Mancuso and Mr. French:

We are writing in connection with the above-captioned matter regarding Delcath Systems, Inc.’s (the “Company”) Registration Statement on Form S-3, File No. 333-227970, filed with the Commission on October 24, 2018, as amended by Amendment No. 1 filed on November 29, 2018 (the “Registration Statement”). We hereby provide supplementally the following responses in reply to the Staff’s comment letter dated today (the “Comment Letter”). The numbered responses set forth below correspond to the numbering set forth in the Comment Letter. For your convenience, we have included each of the Staff’s comments (in bold).

Incorporation by Reference, page 2

1.	We note your response to prior comment 2. Please list all documents that satisfy the criteria mentioned in the last clause of your fourth bullet point in this section.

We filed a Current Report on Form 8-K on December 12, 2018 with a complete description of the Company’s common stock.

Risk Factors, page 5

2.

Please expand your response to prior comment 1 to tell us where the offer of the shares underlying the pre-funded warrants was registered at the time of your offering of the pre- funded warrants. Also, tell us (1) whether any leak-out agreements entered into in connection with that offering or otherwise present risks that should be disclosed in this registration statement, and (2) whether you plan to withdraw or amend the post-effective amendment filed April 20, 2018.

The offer of the shares underlying the pre-funded warrants was registered on Registration Statement No. 333-220898, declared effective on February 7, 2018. These are shares of common stock intended to be covered.

In fact the italicized language in the second paragraph of the prospectus cover page clearly states those shares underlying the pre-funded warrants are intended to be registered:

“We are also offering for sale to each purchaser whose purchase of units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, Series B units (each Series B unit consisting of one pre-funded warrant to purchase one share of our common stock and Series D common warrants to purchase two shares of our common stock) in lieu of units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common stock (or at the election of the purchaser, 9.99%). The purchase price of each Series B unit will equal the price per unit being sold to the public in this offering minus $0.01, and the exercise price of each pre-funded warrant included in the Series B unit will be $0.01 per share. This offering also relates to the shares of common stock issuable upon exercise of any pre-funded warrants contained in the Series B units sold in this offering but not the shares underlying the Series D common warrants. Each Series D common warrant contained in a Series B unit has an exercise price of $                 per share. The Series D common warrants contained in the Series B units will be exercisable one year from the date of issuance and will expire five years from the date of initial exercisability. For each Series B unit we sell, the number of Series A units we are offering will be decreased on a one-for-one basis. The Series A units and the Series B units will not be issued or certificated. The shares of common stock or pre-funded warrants, as the case may be, and the common warrants can only be purchased together in this offering but the securities contained in the Series A units or Series B units will be issued separately.”

There were leakout agreements entered into:

“Each investor in this offering will enter into separate and substantially similar leak-out agreement with us. During the period commencing on the date of the securities purchase agreement and ending April 16, 2018, each investor who is party to a leak-out agreement (together with certain of its affiliates) may not sell, dispose or otherwise transfer, directly or indirectly (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions), on any trading day, shares purchased in this offering, including the shares of Common Stock issuable upon exercise of the Series D Warrants, in an amount more than a specified percentage of the trading volume of the Common Stock on the principal trading market, subject to certain exceptions. The aggregate trading volume for all investors who execute leak-out agreements will be 35% of the trading volume of the Common Stock on the principal trading market during each trading day during the above-referenced leak-outperiod, subject to certain exceptions. This restriction does not apply to any actual “long” (as defined in Regulation SHO promulgated under the Securities Exchange Act of 1934, as amended) sales by such investor (together with certain of its affiliates) at a price greater than $0.06. In addition, each investor has agreed to not sell shares purchased in this offering, including the shares of Common Stock issuable upon exercise of the Series D Warrants, on the date of amendment of our articles of incorporation to increase the authorized shares of common stock and for ten trading days thereafter, provided that the restriction does not apply to any actual “long” sales by such investor (together with certain of its affiliates) at a price greater than $0.06.”

We intend to withdraw the post-effective amendment and will do so no later than the close of business on Friday, December 14, 2018.

Exhibits

3.

Please reconcile your response to prior comment 6 with your reference to subordinated debt securities on page 8 and your reference to “one or more indentures” on page 10. Also, if you intend to register only senior debt securities for sale as indicated in your response, please revise the title of the offered securities in your fee table, on your prospectus cover and elsewhere in your prospectus as appropriate; see Instruction 1 to Regulation S-K Item 202.

We have revised the Form S-3 to clarify that the issuer intends to register only senior debt securities for sale and have revised the prospectus accordingly.

We hope that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact our counsel, Jolie Kahn, Esq., at (516) 222-2230 if you have any questions regarding this matter.

Very truly yours,

DELCATH SYSTEMS, INC.

/s/ Jennifer Simpson

Jennifer Simpson

Chief Executive Officer